September 10, 2021

Mr. John Cannarella

Staff Accountant.

Division of Corporation Finance

Officer of Energy & Transportation

U.S. Securities and Exchange Commission

Washington, D.C 20549

Phone: (202) 551-3337

Re:	Camber Energy, Inc
Form 10-K for the Fiscal Year ended March 31, 2020 Filed June 29, 2020 File No. 001-32508

Dear Mr. Cannarella:

On behalf of Camber Energy, Inc., a Nevada corporation (the “Company” or “Camber”), and in response to the conference call that was held on Wednesday morning September 10, 2021, we would like to submit the following proposal as a solution to reflect the correction of our filings relative to the classification of the Series C Preferred Stock.  The Company presented the issuance of the Series C Preferred Stock as “Permanent Equity” for the annual accounting periods ending March 31, 2020, 2019, 2018 and 2017, and is proposing to correct the balance sheet presentation to instead classify these transactions as “Temporary Equity”.

The Company proposes to address the correction through the transitional filing on Form 10-KT for the nine months ended December 31, 2020, and filing amendments for the Form’s 10-Q for the six months ended September 30, 2020 and the three months ended June 30, 2020, as more particularly described below:

1.

Form 10-KT – December 31, 2020 – This filing, which is currently delinquent, would present audited financial statements as of and for the nine-month period December 31, 2020, along with restated audited financial statements as of and for the year ended March 31, 2020, with the cumulative effect of correcting the classification of the Series C Preferred Stock, being presented as an adjustment to the applicable beginning balances as of March 31, 2019.

2.

Form 10-Q – September 30, 2020 – This filing would present restated unaudited financial statements for the three and six months ended September 30, 2020 and 2019, with the cumulative effect of correcting the classification of the Series C Preferred Stock, being presented as an adjustment to the applicable beginning balances as of March 31, 2019.

3.

Form 10-Q – June 30, 2020 – This filing would present restated unaudited financial statements for the three months ended June 30, 2020 and 2019, with the cumulative effect of correcting the classification of the Series C Preferred Stock, being presented as an adjustment to the applicable beginning balances as of March 31, 2019.

Subsequent to the filing of the aforementioned restatements, the Company will bring current its delinquent filing on Form 10-Q for the three months ended March 31, 2021, with the Series C Preferred Stock classified as Temporary Equity on the Company’s balance sheet.

Mr. John Cannarella

September 10, 2021

Page | 2

Pursuant to the corrections and amendments to the Certificate of Designation pertaining to the Series C Preferred Stock filed in April 2021, the Company will file Form 10-Q for the six months ended June 30, 2021 with the Series C Preferred Stock classified as Permanent Equity.

The Company respectfully submits this proposal to satisfactorily address the issue in a manner that is in the best interest of the shareholders and without causing undue financial hardship to the Company.

Sincerely,

/s/ Frank Barker, Jr.

Frank Barker, Jr.

Chief Financial Officer

cc. James Doris, Chief Executive Officer